EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED
	March 31, 2005	March 31, 2006
Shares of common stock outstanding for the entire period.	20,026,788	20,849,065

Issuance of 23,544 and 109,802 shares of common stock to the Company’s defined contribution plan in 2005 and 2006	21,974	86,622

Issuance of 12,502 and 11,376 shares of common stock to the Company’s employee stock purchase plan in 2005 and 2006, net of cancellations	8,612	10,277

Cancellation of 3,381 and 11,374 shares of common stock under the equity incentive plan in 2005 and 2006	(1,378)	(7,969)

Weighted average shares of common stock outstanding	20,055,996	20,937,995

Loss from continuing operations	$(30,558,694)	$(30,635,328)
Income from discontinued operations, net of taxes (including gain on sale of station of $11.2 million in 2005)	11,207,626	—
Net Loss	$(19,351,068)	$(30,635,328)

Net loss per common share basic and diluted:
Loss per common share from continuing operations	$(1.52)	$(1.46)
Income per common share from discontinued operations	0.56	—
Net loss per common share basic and diluted	$(0.96)	$(1.46)